Exhibit 99.(l)

41 Madison Avenue 42nd Floor New York, NY 10010 800-560-8210 waterislandcapital.com

February 7, 2020

AltShares Trust

41 Madison Avenue, 42nd Floor

New York, NY 10010

Ladies and Gentlemen:

In order to provide AltShares Trust (the “Trust”) with initial capital, we have purchased from the Trust the amount of shares of the initial series of the Trust at the price per share as follows:

Number of Shares	Price Per Share	Total Investment
4,000	$25	$100,000

We represent and warrant to the Trust that the shares of the Trust have been acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

Water Island Capital, LLC

By:	/s/ John S. Orrico
Name:	John S. Orrico
Title:	President